Exhibit 99.1

YM BIOSCIENCES INC.

NOTICE OF 2007
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT
PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of YM BioSciences Inc. (the “Corporation”) will be held at the TSX Broadcast Centre, Gallery Room, located at The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1X1, on November 28, 2007 at 4:00 PM (Toronto time) for the following purposes:

1.
to receive the 2007 Annual Report of the Corporation, containing the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2007, and the auditor’s report thereon;

2.	to elect the directors of the Corporation;

3.	to reappoint the auditors and authorize the directors to fix their remuneration;

4.
to consider and, if thought advisable, to pass, with or without amendment, two ordinary resolutions approving certain amendments to the Corporation’s stock option plan, the full text of which are set out in Schedule “A” to the accompanying Management Proxy Circular;

5.
to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving a shareholder rights plan, the full text of which is set out in Schedule “B” to the accompanying Management Proxy Circular; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

Dated at Toronto, Ontario, October 22, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

David G.P. Allan (signed)
Chief Executive Officer

___________________________________________________________________
Notes:
1.
A Management Proxy Circular, Proxy and the 2007 Annual Report accompany this Notice of Meeting.  Registered shareholders who are unable to present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the Proxy and Proxy Circular.

2.
The directors have fixed a record date of October 22, 2007.  Accordingly, shareholders registered on the books of the Corporation at the close of business on October 9, 2007, are entitled to notice of the Meeting.

3.
Persons who are registered as shareholders on the books of the Corporation at the close of business on October 22, 2007 are entitled to vote at the Meeting.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

Table of Contents

SOLICITATION OF PROXIES	1
MANNER IN WHICH PROXIES WILL BE VOTED	1
VOTING BY BENEFICIAL SHAREHOLDERS	2
AUTHORIZED CAPITAL	3
PRINCIPAL HOLDERS OF VOTING SECURITIES	3
PARTICULARS OF MATTERS TO BE ACTED ON	3
1. Election of Directors	3
2. Appointment and Remuneration of Auditors	6
3. Approval of Amendments to the Stock Option Plan	6
4. Approval of Shareholders Rights Plan	7
STATEMENT OF EXECUTIVE COMPENSATION	10
CORPORATE GOVERNANCE DISCLOSURE STATEMENT	16
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	16
CERTIFICATE	16

YM BIOSCIENCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Management of YM BioSciences Inc. (“YM BioSciences” or the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the TSX Broadcast Centre, Gallery Room, located at The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1X1, on November 28, 2007 at 4:00 PM (Toronto time) and at any adjournment or adjournments thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by the Corporation’s investor relations group by telephone and by officers and directors of the Corporation (but not for additional compensation).  The costs of solicitation will be borne by the Corporation.  Except as otherwise stated, the information contained herein is given as of the date hereof.

Holders of common shares (the “Common Shares”) may vote on all matters to come before the Meeting.  The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for each of the directors to be named in this Circular; and (ii) voted for or withheld from voting for the appointment of auditors and authorizing the directors to fix their remuneration.

The proxy must be signed by the holders of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.  A partnership should sign in the partnership’s name and by an authorized person(s).

The persons named in the enclosed form of proxy are officers of the Corporation and represent Management. Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him and on his behalf at the Meeting. A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation’s Registrar and Transfer Agent CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment  thereof.  The head office of the Corporation is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a  “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value, of which 58,216,309 Common Shares were issued and outstanding as at the close of business on October 22, 2007 (the “Record Date”).

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting.  Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a person has transferred any of his or her Common Shares after that date and the transferee establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, to the knowledge of the directors and officers of the Corporation, the there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Election of Directors

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the number of directors at eight. Of the Corporation’s current directors, six intend to stand for election to the Board.  Management has put forward the names of such current directors as well as two additional individuals as nominees as outlined below. The term of each of the Corporation’s present directors expires at the conclusion of the Corporation’s next annual general meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s bylaws or governing legislation.

The persons named in the enclosed form of proxy intend to vote for the re-election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets out the name of each person proposed to be nominated by management for election as a director at the Meeting, all offices the Corporation now held by such person, their principal occupation, the period of time for which they have been a director of the Corporation, and the number of Common Shares of the Corporation beneficially owned by them, directly or indirectly, or over which they exercise control or direction, as at the date hereof. The information as to Common Shares owned or controlled has been provided by the person named. Biographical information for each director is also provided below.

Name, Age and Municipality of Residence	Present Principal Occupation and positions with the Corporation	Director Since	Common Shares beneficially owned, directly or indirectly, or controlled or directed
David G.P. Allan, 65 Toronto, Ontario	Chairman and Chief Executive Officer, YM BioSciences Inc.	August 23, 1994	839,659
Thomas I.A. Allen, Q.C., 68 (1)(2)(3)(4) Toronto, Ontario	Partner, Ogilvy Renault LLP, Toronto	December 13, 1996	Nil
Mark Entwistle, M.A., 52,(3) Ottawa, Ontario	President, Chibas Consulting Inc.	October 9, 1997	Nil
Henry Friesen, C.C., M.D., F.R.S.C., 74 (1) Winnipeg, Manitoba	Former Chair, Genome Canada	September 10, 2001	Nil
Philip Frost, M.D., Ph.D., 66 Morristownship, New Jersey	President, Calesca Pharmaceuticals, New Jersey	-	Nil
François Thomas, M.D., 49 Brussels, Belgium	Managing Director, Bioserve Ltd., London, and Senior Advisor to Bryan Garnier investment bank, Paris	-	Nil
Gilbert Wenzel, PhD, 51 Zurich, Switzerland	President and CEO, Quisisana AG, Zurich	March 19, 2001	Nil
Tryon M. Williams, BSc, 68, (1)(2) London, UK	CEO, CellStop Systems, Inc.	November 6, 1995	20,100

    (1)           Member of Audit Committee.
    (2)           Member of Corporate Governance and Nominating Committee.
    (3)           Member of Compensation Committee.
    (4)           Lead Director.

For the past five years, each of the foregoing directors and officers of the Corporation has been engaged in his or her current occupation or in other capacities with the same or a related entity, except as follows: Dr. Friesen, was most recently Chair, Genome Canada from 2000 until July 2005; Dr. Frost was most recently Executive Vice President and Chief Scientific Officer of Imclone Systems from 2005 to 2007 and prior to 2005, was Vice-President for Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth.

Biographical Information

David G.P. Allan

Mr. Allan has been Chief Executive Officer of the Corporation since April 1998 and Chairman of the board of directors of the Corporation since 1994.  In addition, Mr. Allan is a Director of Synthemed Inc. (medical devices) USA and DiaMedica Inc. (diabetes therapeutics) Canada.

In 1992 he founded the Knowledge-Based Industries Group of a Canadian investment banking firm, organized as the first in Canada involved in financing, analyzing and creating strategic alliances for life sciences and information technology companies, where he was Executive Director until 1998. Mr. Allan is a former governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, the Awards Selection Committee for the Networks of Centres of Excellence in Canada and of the Board of Trustees for the Ontario College of Art and Design. Mr. Allan is currently a member of BioteCanada’s Emerging Companies Advisory Board.

Thomas I.A. Allen, Q.C., F.C.I.ARB

Mr. Allen is counsel to Ogilvy Renault, a Canadian law firm, and Chairman of Westwind Capital Corporation, the parent of an institutional investment dealer with offices in Canada and England. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Middlefield Bancorp Limited, Mundoro Mining Inc., Longview Capital Partners Inc., Finavera Renewables Inc. and Terra Nova Gold Inc.  Mr. Allen has recently been acting as Chairman of the Task Force to Modernize Securities Legislation in Canada.

Mark Entwistle, M.A.

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was  Ambassador of Canada to the Republic of Cuba  from 1993 to 1997. He is a recognized international expert in Cuban politics, economy and business. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to two Canadian Prime Ministers from 1991-1993, and as an advisor to the Minister of Foreign Affairs of Canada. He is a director of several privately held companies, director of several non-profits and Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Corporation since October 1997.

Henry Friesen, C.C., M.D., F.R.S.C.

Dr. Friesen was most recently Chair, Genome Canada, a $600 million budget non-profit organization that supports national genomics to benefit Canadian science and industry from 2000 until July 2005. Dr. Friesen was appointed Chair of the Gairdner Foundation, an organization that offers Canada’s most prestigious international prizes in biomedical research. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institute of Health Research, an organization with an annual budget of over $650 million per year dedicated to supporting Canadian researchers as well as industry participants. Dr. Friesen is noted for his discoveries about the human hormone prolactin and as Head of the Department of Physiology and Distinguished Professor Emeritus of Medicine at the University of Manitoba. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada and also sits on the board of directors of Sanofi Pasteur Canada and Spectral Diagnostics Inc. Dr. Friesen has been a director of the Corporation since November 2001.

Philip Frost, M.D., Ph.D.

Dr. Philip Frost is currently the President of Calesca Pharmaceuticals. In 2005, Dr. Frost was appointed Executive Vice President and Chief Scientific Officer at ImClone Systems Inc. where he oversaw the company’s research, clinical and regulatory departments. He subsequently held the post of Interim Chief Executive Officer until December 2006. Prior to ImClone Systems, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia. Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M. D. Anderson Cancer Center since 1992. He is also a Director of Innovive Pharmaceuticals, a New York-based oncology company.

François Thomas, M.D.

Dr. François Thomas, a board certified medical oncologist, is a member of the Board of Directors of Unibioscreen, Eurogentec and DNA therapeutics, and formerly was a Director of Newron, Entomed, Neurotech, Novexel and CropDesign. Dr. Thomas is currently a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and is responsible for corporate finance activities for pharmaceutical and biotechnology companies. Dr. Thomas has been a Venture Partner at Atlas Venture (London, UK), and a General Manager at Bioserve Ltd (Cambridge, UK), a consultancy for the life science arena. He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).

Gilbert Wenzel, Ph.D.

Dr. Wenzel is currently President and Chief Executive Officer of Quisisana AG, a business development firm focused on pharmaceuticals. Prior to founding Quisisana in January 2003, Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Corporation since March 2001.

Tryon M. Williams, B.Sc.

Mr. Williams is the Chairman, CEO and director of CellStop Systems, Inc., an automobile security device manufacturer, and CEO and director of Bingo.com, Ltd., an internet technology company. Since 1993, Mr. Williams has been Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of  several other private corporations. Mr. Williams has been a director of the Corporation since November 1995.

2.	Appointment and Remuneration of Auditors

Management proposes the re-appointment of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration. In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration.  KPMG was first appointed as auditors of the Corporation on September 25, 1995.

3.	Approval of Amendments to the Stock Option Plan

Shareholders of the Corporation will be asked at the Meeting to consider, and if thought advisable, to approve two ordinary resolutions, the full text of which are set out in Schedule “A” to this Circular (the “Option Plan Resolutions”), to amend the Corporation’s stock option plan (“Option Plan”).

The first of the proposed resolutions will amend the exercise provision of the Option Plan to permit an extension of the period in which an Option Plan participant can exercise his or her options by ten business days following the expiration of a Corporation-imposed black-out period in the event that the participant’s options would otherwise expire during a Corporation-imposed black-out period.

The second of the proposed resolutions will amend the number of Common Shares available for issuance under the Option Plan from the current 12.5% of the issued and outstanding Common Shares at the date of grant to 15.0% of the issued and outstanding Common Shares at the date of grant.

The number of Common Shares that may be reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Corporation and any affiliate or subsidiary thereof (collectively, “Insiders”) pursuant to the Option Plan, will not be amended and shall not exceed 10% of the then outstanding issue.  The number of options that may be issued within a one-year period to Insiders pursuant to the Option Plan will also remain unchanged, at a maximum 10% of the outstanding issue.

As at September 30, 2007, 6,155,662 options are outstanding under the Option Plan.  The total number of shares issued under Option Plan as at September 30, 2007 is 467,910, and there are 653,466 options available to grant under the Option Plan. If the resolution to increase the number of shares reserved for issuance under the Option Plan from 12.5% of the number of outstanding shares to 15.0% of the number of outstanding shares is approved, there will be 2,108,874 options available to grant under the Option Plan (assuming 58,216,309 common shares outstanding).

A blacklined copy of the Option Plan reflecting the proposed amendments is attached as Exhibit “A” to the Option Plan Resolution.  Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote in favour of both resolutions to amend the Corporation’s Option Plan. Management is of the opinion that the proposed amendment to permit an extension of the period in which an Option Plan participant can exercise his or her options by ten business days following the expiration of a Corporation-imposed black-out period would be beneficial to the Corporation, as this would ensure that the Corporation’s adoption of self imposed black-out periods, consistent with good corporate governance and trading policies, does not unduly penalize Option Plan participants who are unable to exercise stock options during such black-out periods. Management is also of the opinion that the proposed amendment to increase the number of Common Shares available for issuance under the Option Plan is appropriate in order to ensure that there remains an adequate pool of options under the Option Plan to reward and retain qualified directors, officers, employees and consultants.

Recommendation of the Board

The Corporation has received conditional approval for the proposed amendments from the TSX.  In order for either of the proposed amendments to become effective, the relevant resolution must be passed by a majority of shareholders who vote in respect of such resolution. The Board believes the proposed amendments are in the best interests of the Corporation and its shareholders and, therefore, recommends that shareholders approve the proposed amendments by voting for the Option Plan Resolutions.

4.	Approval of Shareholders Rights Plan

The Board of Directors of the Corporation previously adopted a shareholder rights plan on October 19, 2004 (the “2004 Rights Plan”). The principal purpose of the rights plan is to provide shareholders with sufficient time to properly assess a take-over bid for YM BioSciences, if such a bid were to be made, and to provide the Board of Directors time to consider alternatives designed to allow the Corporation’s shareholders to receive full and fair value for their common shares.  The Rights Plan was approved by holders of Common Shares at the annual and special meeting of shareholders held on December 8, 2004.

The Rights Plan will expire on the date of the Meeting. The Board of Directors has concluded that maintaining a shareholder rights plan would be in the best interests of YM BioSciences and its shareholders.  The Board of Directors approved the entering into of an updated shareholders rights plan on September 20, 2007 (the “Rights Plan”) to take effect subject to shareholder approval, immediately upon the expiry of the 2004 Rights Plan. The material terms of the Rights Plan are the same as the 2004 Rights Plan with the exception that the Rights Plan has a term of 10 years, subject to reconfirmation by the shareholders every three years. The Rights Plan is not being implemented in response to, or in anticipation of an acquisition or take-over bid of the Corporation. A copy of the Rights Plan dated October 22, 2007 between the Corporation and CIBC Mellon Trust Company will be available on SEDAR at www.sedar.com and may also be obtained by contacting the Secretary of the Corporation.

Many Canadian public companies continue to have shareholders rights plans in effect.  These plans have as their objectives provided shareholders of the companies involved, and the board of directors of such companies, with the time necessary to ensure that, in the event of a take-over bid for their corporations, alternatives to the bid are explored and developed which may be in the best interest of the particular corporation and its shareholders.  Securities legislation in Canada currently permits a take-over bid to expire in 35 days.  Our Board of Directors is of the view that this is not sufficient time to assess a take-over bid, were such a bid to be made, and if our Board of Directors deems appropriate, to explore and develop alternatives in our best interests and our shareholders.  In the event that competing bids emerge, our Board of Directors also believes that current securities legislation in Canada does not provide a sufficient minimum period of time for a board of directors to assess a competing offer or for shareholders to make a reasoned decision about the merits of the competing bids.  The Rights Plan is not intended to prevent a take-over bid or deter offers for our Common Shares or any other voting securities of YM BioSciences that might be issued in the future.  It is designed to encourage anyone seeking to acquire control of YM BioSciences to proceed either by way of a “Permitted Bid” (as described below), which requires a take-over bid to satisfy certain minimum standards designed to promote the fair treatment of all holders of our voting shares, or with the concurrence of our Board of Directors.

Summary of Certain Key Provisions of the Shareholders Rights Plan

This summary is qualified in its entirety by reference to the full text of the Shareholders Rights Plan, including the definitions therein.

Term

The term of the Rights Plan ends on the date of the Corporation’s Annual Meeting of Shareholders to be held in 2017, subject to reconfirmation by the shareholders every three years, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors.

Issue of Rights

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights (the “Rights”) to the current shareholders of the Corporation at the rate of one Right for each common share outstanding as at the close of business at the Meeting (the “Record Time”).  In addition, one Right will be issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.  The Corporation has entered into a rights plan agreement, dated as of October 22, 2007, with CIBC Mellon Trust Company of Canada, as Rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters, including those described in this Management Proxy Circular.

Rights Exercise Privilege

The Rights will trigger (i.e. separate from the Corporation’s common shares) (the “Separation Time”) and will become exercisable eight (8) trading days after a person (and “Acquiring Person”) has acquired 20% or more of, or commences or announces a take-over bid for, the Corporation’s outstanding common shares (defined to include the common shares and any other shares that the Corporation may issue that carry voting rights relating to the election of directors), other than by acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the common shares is referred to as a “Flip-In Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of the Flip-In Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Corporation’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid which the Board of Directors considers to represent the full and fair value of the Corporation’s common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Corporation’s common shares.

Flip-In Event

A “Flip-In Event” is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined in the Rights Plan).  Upon the occurrence of the Flip-In Event, each Right (except for Rights Beneficially Owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of common shares of the Corporation having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-In Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price.  Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current Market Price.

The Rights Plan provides that the Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person

An “Acquiring Person” is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Corporation.  An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A “Permitted Bid” is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.	the bid must be made to all holders of record of common shares;
2.	the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;
3.
take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-In Event or any person that has announced an intention to make, or who has made, a takeover bid for the shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

4.	shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and
5.
if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A “Competing Permitted Bid” is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Corporation.  Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-In Event.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Corporation and will not be transferable separately from the common shares.  Common share certificates do not need to be exchanged to entitle a shareholder to these Rights.  The legend will be on all new certificates issued by the Corporation.  From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Corporation’s common shares.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the “Redemption Price”), appropriately adjusted in certain events.  Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Corporation’s shares under the terms of the bid.  If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the

Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.  Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding.  The Board of Directors of the Corporation may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the “inadvertent” Acquiring person reducing its holding of the Corporation’s shares within an agreed time.  Other waivers of the Rights Plan will require shareholder approval.

Amendment

The Rights Plan provides that prior to ratification by shareholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan’s validity as a result of changes in legislation) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Shareholder Approval

Shareholders of the Corporation will be asked at the Meeting to consider, and if thought advisable, to pass an ordinary resolution, the full text of which is set out in Schedule “B” to this Circular, to approve the Rights Plan. Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote in favour of the resolution to approve the Corporation’s Rights Plan.

In the event that the shareholders do not approve the Rights Plan, the shareholders of the Corporation will, as of the date of the Meeting, cease to have the benefit of the Rights Plan.

Recommendation of the Board

The Board of Directors of the Corporation has determined that the current shareholder rights agreement remains a valuable tool that can be utilized to enhance shareholder value in the face of an unsolicited take-over bid.  Accordingly, our Board of Directors unanimously recommends that the shareholders vote at the meeting in favour of the resolution relating to the approval of the shareholder rights plan.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during each of the fiscal years ended June 30, 2005, 2006 and 2007 by each of the Corporation’s Chief Executive Officer, Vice President, Finance and Administration and four other most highly compensated officers of the Corporation who earn greater than $150,000 in total salary and bonus (collectively, “Named Executive Officers”):

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation(2) ($)	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)(3)	LTIP Payouts ($)(4)	All Other Compensation ($)
David G.P. Allan CEO	2007 2006 2005	322,000(1) 322,000 294,750	Nil Nil Nil	190,286 41,460 Nil	- 290,000 50,000	-	-	Nil
Leonard Vernon VP, Finance and Administration	2007 2006 2005	242,213 194,000 176,180	Nil Nil Nil	94,172 22,325 Nil	- 100,000 20,000	-	-	Nil
Lisa DeLuca(5) VP, Regulatory Affairs	2007 2006 2005	US 214,203 US 33,333 N/A	Nil Nil N/A	US 18,000 Nil N/A	- 70,000 N/A	-	-	Nil
Paul Keane Director, Medical Affairs	2007 2006 2005	244,385 200,000 180,250	Nil Nil Nil	103,036 22,324 Nil	-	-	-	Nil
Vincent Salvatori Executive VP	2007 2006 2005	299,589 240,000 224,325	Nil Nil Nil	103,036 25,514 Nil	- 110,000 25,000	-	-	Nil

1.
Mr Allan was awarded an increase in salary of $98,000 during the fiscal year which he has declined voluntarily and which is not reflected in the chart above. This compensation, or a portion of it, may be paid in the future, in cash or non-cash form, to be negotiated between Mr. Allan and the Board of Directors.

2.	Payments were made out of the Licensing Bonus Pool which has been discontinued and replaced with the Annual Incentive Plan described below.
3.	The Corporation has not at any time granted restricted shares to executives or other employees.
4.	The Corporation has not established any Long Term Incentive Plans (LTIPs) as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans.
5.	Lisa DeLuca commenced employment with the Corporation on May 9, 2006. See “Employment Contracts and Termination of Employment”.

Stock Options

There were no options for the purchase of shares granted during the fiscal year ended June 30, 2007 to the Named Executive Officers and to the directors of the Corporation.

Aggregate Option Exercises During the Financial Year and Financial Year-End Option Values

No Named Executive Officer exercised options during the fiscal year ended June 30, 2007.

Options Held and Fiscal Year End Option Values

The following table shows the number of options to purchase Common Shares held by the Named Executive Officers  and the directors of the Corporation and the value of unexercised in-the-money options of such persons as at the end of the Corporation’s most recently completed fiscal year:

Name	Unexercised Options at June 30, 2007		Value of Unexercised In-the-Money Options at June 30, 2007(1)
	Vested	Unvested	Vested	Unvested
David G.P. Allan Director, CEO	803,333	96,667	$48,400	Nil
Thomas I.A. Allen Director	69,826	3,334	$6,106	Nil
James Barrett Director	Nil	Nil	Nil	Nil
Lisa DeLuca, VP, Regulatory Affairs	46,666	23,334	Nil	Nil
Mark Entwistle Director	94,826	3,334	$6,106	Nil
Henry Friesen Director	94,826	3,334	$6,106	Nil
John Friedman Director	64,166	3,334	Nil	Nil
Paul Keane, Director, Medical Affairs	103,099	25,001	$696	Nil
Vincent Salvatori Executive VP	183,333	36,667	$8,800	Nil
Gail Schulze Director	266,667	Nil	Nil	Nil
Leonard Vernon Vice President, Finance and Administration	209,666	33,334	$3,680	Nil
Julius Vida Director	89,826	3,334	$6,106	Nil
Gilbert Wenzel Director	89,826	3,334	$6,106	Nil
Tryon M. Williams Director	124,763	13,335	$7,306	Nil

(1)      Values have been based on the closing price of the common shares on the Toronto Stock Exchange on June 29, 2007 at a price of $1.91 per common share.

Employment Contracts and Termination of Employment

Ms. Lisa DeLuca has a written employment letter agreement pursuant to which she receives an annual salary of US$210,000 and is entitled to receive an annual bonus at the discretion of the Board. In the event Ms. DeLuca is terminated by the Corporation without cause, she is entitled to receive six-months base salary.

Certain other Named Executive Officers, namely Messrs. Vincent Salvatori and Leonard Vernon, are entitled to receive six months salary upon termination if such termination is caused by a change of control of the corporation.  Mr. David G.P. Allan is entitled to receive twenty-four months salary upon his termination as Chief Executive Officer if such termination is caused by a change of control of the Corporation.  These arrangements were put in place by a resolution of the Board of Directors.  Other than the forgoing arrangements, the Corporation does not currently have employment agreements with any of the Named Executive Officers.

Composition of the Compensation Committee

The Compensation Committee consists of Mr. Entwistle, Mr. Allen, Dr. Barrett and Mr. Friedman, all of whom are ‘unrelated’ directors.  On behalf of the Board of Directors, the Compensation Committee establishes and monitors the Corporation’s policies for attracting, retaining, developing and motivating senior employees.  This includes the review and recommendation to the Board of Directors, for approval, of the remuneration of the Corporation’s senior executive officers, including the Named Executive Officers, based on the recommendation of the Chief Executive Officer.

Report on Executive Compensation

The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options.  In determining actual compensation levels, the Committee considers the total program, rather than any single element in isolation.  Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Corporation’s executive compensation program has the following objectives:

•	to attract, retain and motivate qualified executives;
•	to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
•	to foster teamwork and entrepreneurial spirit;
•	to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and
•	to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Salary

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market.  The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. Base salaries for executive officers are then determined by the Committee within the above policy.

Chief Executive Officer

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership. The Committee, in consultation with the Board of Directors, formally evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements, and may increase the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance.

Under the leadership and direction of the Chief Executive Officer, during the fiscal year ended June 30, 2007, the Corporation achieved a number of goals, including:

•	Signing of the most substantial sub-license to date for nimotuzumab - $16.2 million
•	Completion of recruitment of 723 patients in a pivotal Phase III trial for tesmilifene in 17 countries and 106 hospitals
•	Completion of the transfer of manufacturing processes for tesmilifene from Canada to a commercial manufacturer in the USA
•	Integration of Eximias Pharmaceuticals into YM BioSciences Inc.
•	Completion of recruitment and reporting on the first randomized Phase II trial for AeroLEF™
•
Permission from US Treasury Department (OFAC) and the FDA (under single-patient INDs) for the importation into the USA of nimotuzumab for the compassionate treatment of children with inoperable, progressive, diffuse intrinsic pontine glioma (DIPG)

•	The award by the US Treasury Department of a Special License to YM USA for the importation of nimotuzumab for a trial for the treatment of children with DIPG
•	The filing by YM USA with the FDA of the first IND application for a Cuba-origin drug for the treatment of patients in the USA
•	The initiation of the first bilateral trial (in NSCLC) for nimotuzumab between YM and a sub-licensee (Kuhnil Pharmaceutical, Korea)
•	The establishment of a novel framework for a global cooperative group of licensees and sub-licensees for the development of nimotuzumab internationally

Stock Based Compensation

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Committee, at its discretion, may grant stock options annually to executives and key employees under the Corporation’s stock option plan based on the executive’s position and annual compensation.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate key employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options.  Generally, participation in the stock option plan is limited to persons holding positions that can have a significant impact on the Corporation’s long term results. The underlying security of the options granted under the stock option plan are the Common Shares in the capital of the Corporation.  During the fiscal year ended June 30, 2007, a total of 165,000 options were issued of which 165,000 were issued to management and employees. The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 12.5% of the issued and outstanding capital of the Corporation on the particular date of grant.

Annual Incentive Plan

During the fiscal year ended June 30, 2007, the Corporation adopted a new Annual Incentive Plan (“AIP”) to award bonus payouts to employees, contingent upon the successful attainment of quantifiable and aggressive objectives in a calendar year. Bonus payments will represent a percentage of the employee’s salary, ranging from 5% to 35%.  Actual bonus determinations will be based upon performance against corporate and/or individual objectives in proportions varying from 100% corporate for the CEO to 100% individual for administrative staff.

The CEO will recommend AIP awards at each September meeting of the Board of Directors, based upon achievements against goals and objectives.  Corporate goals and achievement will be determined by the Board of Directors, and achievements against individual goals and objectives will be determined by Management. AIP payouts, if any, will be paid in cash; however, subject to any required shareholder or regulatory approvals, any employee may choose to have the payment made in the form of YM stock, which will be without transaction cost to the employee. The number of YM shares to be granted would be equal to the AIP payout award, divided by the closing price of shares on the local exchange or the Toronto Stock Exchange on the date of Board-approval of the AIP, rounded down to a whole number of shares.

Stock Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Corporation since June 30, 2004, with the cumulative total return of the S&P/TSX Composite Total Return Index.

(1) The Common Shares of the Corporation are also listed on the American Stock and Options Exchange and the Alternative Investment Market of the London Stock Exchange.
(2) Assumes $100 invested in both the Corporation’s common shares and the S&P/TSX Composite Total Return Index on June 30, 2003.

Compensation of Directors

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the

Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation, and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses.  The Lead Director is entitled to an annual retainer fee of $10,000. As at the date hereof, the number of options held by non-executive directors is 928,065. An additional 900,000 options are held by the Chairman and Chief Executive Officer.

The table below sets out the total fees (including retainer and attendance fees) paid or accrued to each non-executive director of the Corporation for meetings (including committee meetings) held during the fiscal year ended June 30, 2007.

Name of Director	Retainer Fees	Attendance Fees
Thomas I.A. Allen	$31,000(1)	$50,500
James Barrett	$12,000	$25,500
Mark Entwistle	$16,000(2)	$28,000
Henry Friesen, O.C.,	$12,000	$21,000
John Friedman	$12,000	$25,500
Julius Vida	$12,000	$12,000
Gilbert Wenzel	$12,000	$21,000
Tryon M. Williams	$12,000	$55,000
Gail Schulze (3)	$3,000	$4,500

(1)	Earned a $10,000 annual retainer fee as Lead Director and a $4,000 annual retainer fee as Chair of the Corporate Governance and Nominating Committees.
(2)	Earned a $4,000 annual retainer fee as Chair of the Compensation Committee.
(3)	Became a non-executive member of the Board as at March 2007.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation.  The annual premium for such insurance is $210,325, no part of which is payable by the directors or officers of the Corporation.  The annual insurance coverage under the policies is limited to $15,000,000 per claim subject to an annual aggregate of $15,000,000.  There is a $100,000 deductible provision for any claim made (deductible provision is $250,000 for securities claims), but no such provision for claims made against any director or officer.

Securities Authorized for Issuance Under Equity Compensation Plans

Options in respect of 165,000 Common Shares were granted in the fiscal year ended June 30, 2007 under the Corporation’s employee stock option plan.  During the fiscal year, 745,251 options expired or were cancelled.  As of June 30, 2007, 4,196,205 options are outstanding.

Plan Category	A. Number of securities to be issued on exercise of outstanding options, warrants and rights	B. Weighted-average exercise price of outstanding options, warrants and rights	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A
Equity compensation plans approved by securityholders	4,196,205	$3.63	3,080,833
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,196,205	$3.63	3,080,833

CORPORATE GOVERNANCE DISCLOSURE STATEMENT

The Corporation’s Board of Directors has ultimate responsibility to supervise the management of the business and affairs of the Corporation and its subsidiaries. The Board considers good corporate governance to be central to the effective and efficient operation of the Corporation and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Corporation’s governance plan meets and, in many cases, exceeds legal and stock exchange requirements.

In recent years, there have been several changes to the corporate governance disclosure requirements applicable to the Corporation.  Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines, both of which came into force on June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange.  Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices.  This information is set out in Schedule “C” to this management information circular. The Board of Directors has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Schedule “D”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material transactions since the commencement of the Corporation's last financial year and no material proposed transactions in which any informed person of the Corporation, any proposed director of the Corporation or any associate or affiliate of any informed person or proposed director has a material interest, direct or indirect.

OTHER INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2007. Shareholders may contact the Corporation to request copies of these documents by mail to 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

CERTIFICATE

The contents and the distribution of this information circular have been approved by the Board of Directors of the Corporation.

October 22, 2007

By Order of the Board

“David G.P. Allan”

David G.P.Allan
Chief Executive Officer

SCHEDULE “A”

RESOLUTIONS OF THE SHAREHOLDERS OF
YM BIOSCIENCES INC.

Stock Option Plan

WHEREAS the Board of Directors has determined that certain amendments to the stock option plan (the “Option Plan”) of YM BioSciences Inc. (the “Corporation”), as more fully set out in the black-lined copy of the Option Plan attached hereto as Exhibit “A” (the “Amendments”), are in the Corporation’s and the shareholders best interests;

AND WHEREAS notwithstanding the amending procedures set out in the Option Plan, the Toronto Stock Exchange (“TSX”) requires that the Amendments be approved by the Corporation’s shareholders;

AND WHEREAS the TSX has conditionally approved the Amendments;

I.             EXERCISE PERIOD

RESOLVEDTHAT:

1.
the Amendment to the exercise provisions of the Option Plan to permit an extension of the period in which an Option Plan participant can exercise his or her options by ten business days following the expiration of a Corporation-imposed black-out period in the event that the participant’s options would otherwise expire during such period is approved; and

2.
any director or officer of the Corporation is hereby authorized to take all such further actions and to execute and deliver all such further agreements, notices, certificates, undertakings, instruments and documents, in the name and on behalf of the Corporation and under its corporate seal or otherwise as may be determined to be necessary, proper and advisable in order to give effect to the Amendment and to fully carry out the intent and accomplish the purpose of the above resolution, such approval and determination to be conclusively evidenced by the execution and delivery thereof or taking of such actions by such director or officer.

II.            INCREASE OF COMMON SHARES RESERVED FOR ISSUANCE

RESOLVEDTHAT:

1.
the Amendment to increase the number of shares reserved for issuance under the stock option plan to a maximum of 15% of the issued and outstanding common shares in the capital of the Corporation is approved; and

2.
any director or officer of the Corporation is hereby authorized to take all such further actions and to execute and deliver all such further agreements, notices, certificates, undertakings, instruments and documents, in the name and on behalf of the Corporation and under its corporate seal or otherwise as may be determined to be necessary, proper and advisable in order to give effect to the Amendment and to fully carry out the intent and accomplish the purpose of the above resolution, such approval and determination to be conclusively evidenced by the execution and delivery thereof or taking of such actions by such director or officer.

EXHIBIT “A”

YM BIOSCIENCES INC.
STOCK OPTION PLAN

YM BIOSCIENCES INC.
AMENDED AND RESTATED STOCK OPTION PLAN
(amended ~~July 12,~~November ___, 2007)

1.             PURPOSE OF THE PLAN

1.1           The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its Subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.             DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1           “AIM” means the Alternative Investment Market of the London Stock Exchange;

2.2           “AMEX” means the American Stock and Options Exchange;

2.3           “Black-out Period” means the period during which the Corporation has imposed trading restrictions on its Insiders and certain other persons pursuant to its insider trading and disclosure policies;

2.4           ~~2.3~~ “Board” means the Board of Directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the Board of Directors of the Corporation;

2.5           ~~2.4~~ “Committee”  shall have the meaning attributed thereto in Section 3.1 hereof;

2.6           ~~2.5~~ “Corporation” means YM Biosciences Inc. and includes any successor corporation thereof;

2.7           ~~2.6~~ “Eligible Person” Means:

(i)	any Insider, director, officer or employee of the Corporation or any Subsidiary, or any other Service Provider (an “Eligible Individual”); or

(ii)
a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be,  beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation”);

2.8           ~~2.7~~ “Insider” means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

2.9           ~~2.8~~ “Market Place” at any date in respect of the Shares means the closing sale price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, then on the AMEX, or if such Shares are not so listed on the AMEX, then on the AIM, or if such Shares are not so listed on the AIM, then on the recognized stock exchange on which such Shares are listed on which the greatest volume of them were traded during the period referenced below or, if such Shares are not so listed on any recognized stock exchange, then on the over-the-counter market on which they are traded as selected for such purpose by the Committee) on the trading day immediately preceding such date.  In the event that such Shares did not trade on such trading day, the Market Place shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day;

2.10        ~~2.9~~ “Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

2.11        ~~2.10~~ “Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.12        ~~2.11~~ “Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.13        ~~2.12~~ “Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.14        ~~2.13~~ “Plan” means this Amended and Restated Stock Option Plan, as the same may be further amended or varied from time to time;

2.15        ~~2.14~~“Service Provider” means any person or company engaged as an independent contractor or otherwise to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

2.16        ~~2.15~~ “Shares” means the Common Shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

2.17        ~~2.16~~“Subsidiary” means any corporation which is a subsidiary, as such term is defined in Subsection 1(2) of the Business Corporations Act (Ontario), of the Corporation; and

2.18        ~~2.17~~ “TSX” means the Toronto Stock Exchange.

3.             ADMINISTRATION OF THE PLAN

3.1           The Plan shall be administered by the compensation committee (the “Committee”) of the Board.

3.2           The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3            Subject as hereinafter provided in this Section 3.3, no member of the Committee shall, during the currency of his or her membership on the Committee, be entitled to participate in the Plan.  A member of the Committee may be entitled to participate in the Plan only if an Option is granted, and the terms and provisions thereof determined, by the Board without such member of the Committee participating in any many whatsoever in the granting of an Option to, or the determinations made with respect to, such member of the Committee or to such Option; and the Board shall, with respect to such member of the Committee, be vested with all power and authority otherwise granted to the Committee pursuant to the Plan and the term “Committee” as used herein shall mean the Board for such purposes.

3.4           The Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)
represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)
agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement on certificate representing the Shares making appropriate reference to such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

3.5           Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee.  Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4.             SHARES SUBJECT TO THE PLAN

4.1           Subject to adjustment as provided in Article 8 hereof, the Shares to be offered under the Plan shall consist of the Corporation’s authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed ~~12.5~~15% of the issued and outstanding shares of the Corporation as at the date of grant of each Option under the Plan. If any Option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

5.             ELIGIBILITY; GRANT; TERMS OF OPTIONS

5.1           Options may be granted to any Eligible Person in accordance with Section 5.2 hereof.

5.2           Options may be granted by the Corporation pursuant to the recommendations of the Committee from time to time provided and to the extent that such decisions are approved by the Board.

5.3           Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee.

5.4           Notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Black-out Period, then the expiration date of such Option shall be the tenth business day following the expiration of the Black-out Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Optionee.

5.5           ~~5.4~~ In the event that no specific determination is made by the Committee with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee; and

(b)
the Optionee may exercise the Option for not more than 20% of the Shares covered by the Option during each 12 month period following the first anniversary of the date of the grant of the Option; provided, however, that if the number of Shares purchased pursuant to exercises of the Option during any such 12 month period is less than 20% of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him or her, during such 12 month period.

5.6           ~~5.5~~ Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall be in no circumstances be lower than the Market Price on the date of which the grant of the Option is approved by the Committee.  Notwithstanding the foregoing, in the event that the Shares are not listed on any stock exchange on the date on which the grant of an Option is approved by the Committee, the Option Price for such Option shall be determined by the Committee.  If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.7           ~~5.6~~ No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares.

5.8           ~~5.7~~ An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein.  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.9          ~~5.8~~ No Options shall be granted to an Optionee if such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders exceeding 10% of the issued and outstanding Shares;

(b)	the issuance to Insiders, within a one-year period, of a number of Shares exceeding 10% of the issued and outstanding Shares; or

(c)	the issuance to any one Insider and such Insider’s associates, within a one-year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

For the purposes of this Section 5.8, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other stock options, stock option plans, employee stock purchase plans or other compensation or incentive mechanisms, over a preceding one-year period and “associate” means any person associated with such Insider.

6.             TERMINATION OF EMPLOYMENT; DEATH

6.1           Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the committee with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2           If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Corporation or any Subsidiary, or his or her resignation or failure to be re-elected as a director of the Corporation or any Subsidiary, then the Optionee may:

(a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)
with the prior written consent of the Board or the Committee, which consent may be withheld in the Corporation’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Optioned Shares as the Board or the Committee may designate but not exceeding the number of Optioned Shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee’s status as an Eligible Person been maintained for the term of the Option.

6.3           If an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee’s legal representative(s) may, subject to the terms of the Option and the Plan:

(a)
exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)
with the prior written consent of the Board or the Committee, exercise at any time up to and including, but not after, a date one year following the date of death of the Optionee, a further Option to purchase all or any of the Optioned Shares as the Board or the Committee may designate but not exceeding the number of Optioned Shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

6.4           For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5           For the purposes of this Article 6, a determination by the Corporation that an Optionee was discharged for “cause” shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee’s potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without “cause”.

6.6           If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.             EXERCISE OF OPTIONS

7.1           Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and, subject to Section 7.4 hereof, accompanied by payment in full, by cash or cheque, of the Option Price of the Shares then being purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2           Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the administration of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)
the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.4 hereof.

In this connection the Corporation shall, to the extent necessary, take all commercially reasonable steps to obtain such approvals, registrations, and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Share are then listed.

7.3           Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Committee may from time to time determine as provided for under Subsection 3.2(g), provided that the substance of Article 5 be included therein.

7.4           Any Optionee may elect to effect a cashless exercise of any or all of such Optionee’s right under an option.  In connection with any such cashless exercise, the Optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the Optionee to the Corporation in cash at the time of exercise), such number of whole common shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

x          =           [a (b - c)]
                             b

where
x          =           the number of whole common shares to be issued
a          =           the number of common shares under option
b          =           the market price of the common shares as at the last trading immediately prior to the cashless exercise
c          =           the exercise price of the option

In connection with any such cashless exercise, the full number of common shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of common shares which may be issued under the Plan.

8.             CERTAIN ADJUSTMENTS

8.1           In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.2           In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.3           Subject to the provisions of Article 9, if at any time after the grant of any Option to an Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8.1 and 8.2 or the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) or, the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate the number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger, amalgamation, or stock dividend, if on the record date of such reclassification, reorganization, other change or stock dividend, or the record date of such consolidation, merger or amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.4           In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Committee in its sole discretion.

9.             AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1           Subject to applicable regulatory requirements and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan.  Provided, however, that if the Board wishes to increase the maximum percentage in Section 4.1 hereof or extend the Option period or reduce the Option Price of Options granted to Insiders of the Corporation pursuant to the Plan, shareholder approval will be required.

9.2           Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(c)
amendments to the provisions of the Plan respecting the terms and conditions on which options may be granted pursuant to the Plan, including the provisions relating to the option price, the option period and the vesting schedule; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

9.3           Without limiting the generality of the foregoing, the Board may amend the Option Price, the option period, the vesting schedule and the termination provisions of Options granted pursuant to the Plan, without shareholder approval.  Provided, however, that. if the Board proposes to reduce the Option Price or extend the option period of options granted to Insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.

10.           MISCELLANEOUS PROVISIONS

10.1           An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.  Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2           Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Subsidiary, or affect in any way the right of the Corporation or any Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he or she would be normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3           Notwithstanding Section 5.8 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment.

10.4           The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.           SHAREHOLDER AND REGULATORY APPROVAL

11.1           The Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority.  Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

SCHEDULE  “B”

RESOLUTIONS OF THE SHAREHOLDERS OF
YM BIOSCIENCES INC.

Shareholder Rights Plan

WHEREAS the shareholders rights plan entered into on October 19, 2004 between YM BioSciences Inc. (the “Corporation”) and CIBC Mellon Trust Company (the “Rights Plan”), as rights agent, expires at the 2007 annual meeting of shareholders;

AND WHEREAS the Board of Directors has determined that it is advisable and in the best interests of the Corporation to maintain a shareholder rights plan and, therefore, to adopt a new shareholder rights plan (the “Rights Plan”) to take effect immediately upon expiry of the Previous Rights Plan;

NOW THEREFORE BE IT RESOLVED that:

1.
the Rights Plan dated as of October 22, 2007 between the Corporation and CIBC Mellon Trust Company, as rights agent, and the issuance of all Rights pursuant to such plan are hereby approved, confirmed and ratified; and

2.
any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do such acts and things and execute and deliver all such documents and instruments and do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the Rights Plan and the performance by the Corporation of its obligation thereunder.

SCHEDULE “C”

YM BIOSCIENCES INC.
 Disclosure of Corporate Governance Practices

NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.           Board of Directors

Disclose the identity of the directors who are independent.

Of the ten current members of the Board of Directors, eight members are considered by the Board to be independent directors according to the definition of independence set out in Multilateral Instrument 52-110 Audit Committees. Of the eight proposed members of the Board of Directors, seven members are considered by the Board to be independent. In reaching this conclusion, the Board of Directors took the view that Thomas I.A. Allen, James Barrett, Mark Entwistle, Henry Friesen, John Friedman, Julius Vida, Gilbert Wenzel and Tryon M. Williams are independent directors. Philip Frost and Francois Thomas are independent director nominees.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

David G.P. Allan, the Chief Executive Officer of the Corporation and Gail Schulze, the former President of the Corporation, are each members of management and, accordingly, are not considered to be independent of the Corporation.

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that seven of the eight proposed directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer(s)
David G.P. Allan	Synthemed Inc. DiaMedica Inc
Thomas I.A. Allen	Finavera Renewables Inc. Longview Strategies Incorporated Middlefield Bancorp Limited Mundoro Mining Inc. Terra Nova Gold Corp.
James Barrett	Iomai Corporation Targacept, Inc. Inhibitex, Inc. Pharmion Corporation
John Friedman	Comverse Technology, Inc. Conor MedSytems, Inc. Renovis, Inc.
Henry Friesen	Spectral Diagnostics Inc. Sanofi Pasteur Ltd.
Julius Vida	Medarex Inc. Spectrum Pharmaceuticals, Inc.
Tryon M. Williams	Bingo.com, Ltd. CellStop Systems Inc.

Director nominees:

Name of Nominee	Issuer(s)
Philip Frost	Innovive Pharmaceuticals, Inc.
Francois Thomas	none

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings describe what the board does to facilitate open and candid discussion among its independent directors.

Each Board Meeting (seven meetings during the fiscal year ended June 30, 2007) includes a session where independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee, Corporate Governance Committee and Nominating Committee and Compensation Committee are each composed entirely of independent directors and may meet as often as they deem necessary.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board of Directors is Mr. David G.P. Allan, who also serves as Chief Executive Officer and is, therefore, not considered to be independent of management. The Board recently appointed Mr. Thomas I.A. Allen as lead director. Mr. Thomas I.A. Allen is an independent director who has served on the Board since December 1996. The Chairman of the Board, together with the lead director, is responsible for overseeing the performance by the Board of its duties, for communicating with Board committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the fiscal year ended June 30, 2007, the Board of Directors held 7 meetings.  Attendance of the Board members at each Board meeting was as follows:

Name of Director	Meetings Attended
David Allan	7
Thomas I.A. Allen	6
James Barrett	7
Mark Entwistle	6
Henry Friesen, O.C.	7
John Friedman	7
Gail Schulze	7
Julius Vida	5
Gilbert Wenzel	7
Tryon M. Williams	7

2.           Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.  The Board of Directors has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Schedule “B”.

The Board of Directors’ mandate is fulfilled in part through its standing Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee. The Board discharges its responsibilities directly and indirectly through these three standing committees, and acts with a view to the best interests of the Corporation and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the corporation’s obligations to its other stakeholders including its licensors and employees.

At no less than quarterly meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Corporation business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required.  In addition, at least once a year the Board reviews the annual business plan of the Corporation.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board.  As well, any decisions concerning the Corporation’s capital, the issue or repurchase of securities, the payment of dividends, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board of Directors, directly or through one of its committees, is responsible for the following:

• the adoption of a strategic planning process for the Corporation;

• the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems and management of these risks by undertaking thorough reviews of operations, sales, marketing reports, Audit Committee reports and findings of the Corporation’s external auditors to identify the principal risks to the Corporation’s business;

• succession planning for the Corporation including the appointment, training and monitoring of senior management; and

• the integrity of the Corporation's internal control and management information systems.

3.           Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly described how the board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee:

•Chairman of the Board
The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

• Lead Director
The Lead Director, together with the Chairman of the Board, is responsible for overseeing the performance by the Board of its duties and for communicating with Board committees. In addition, the Lead Director acts as a liaison between the independent directors and management and leads independent sessions of the independent directors.

• Chairman of the Audit Committee
The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Corporate Governance and Nominating Committee
The Chairman of the Corporate Governance and Nominating Committee is responsible for overseeing the performance by the Corporate Governance and Nominating Committee of its duties, for assessing the effectiveness of the Corporate Governance and Nominating Committee and individual committee members and for reporting periodically to the Board.

• Chairman of the Compensation Committee
The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the roles and responsibilities of the CEO.

The Corporation’s Chief Executive Officer is the principal officer of the Corporation and is charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board of Directors.  The roles and responsibilities of the Chief Executive Officer include, among other things:

• developing, together with the Board of Directors, the Corporation’s strategic direction;

• directing the overall business operations of the Corporation;

• ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Corporation and major issues facing the Corporation;

• having responsibility for the day-to-day operations of the Corporation, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Corporation established by the Board of Directors;

• representing the Corporation to its major shareholders, including investment and financial communities, governments, customers and the public;

• bringing the following material decisions to the Board of Directors for their review and approval: (i) disposition of assets or cancellation of debt other than in the ordinary and normal course of business; (ii) acquisition or initiation of a new business or undertaking or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (iii) issuance or sale of securities of the Corporation or rights, options or warrants to acquire securities of the Corporation; (iv) redemption or repurchase of securities of the Corporation; (v) declaration or payment of a dividend or other distribution in respect of any securities of the Corporation; (vi) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Corporation does not act at arm’s length; and (vii) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Corporation; and

• presenting to the Board of Directors any material business issues resulting from communications with shareholders.

4.           Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding
i.           the role of the board, its committees and its directors; and
ii.           the nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Corporation. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions.  Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Corporation. Given the level of experience of those joining the Board and the relatively short history of the Corporation, a formal orientation and education programme has not been viewed as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporation has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Corporation’s outside advisors. Board members are experienced business people with in-depth knowledge of the industry in which the Corporation operates. The Corporation will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Corporation.

5.           Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code disclose how a person or company may obtain a copy of the code;

The Corporation has adopted a Code of Business Conduct and Ethics which can be found on SEDAR at www.sedar.com. Shareholders may also request a copy of the code by mail to the Corporation’s administrative office at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario L4W 4Y4, attn: Vice President, Finance and Administration.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Corporation, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Companies Act (Nova Scotia), to which the Corporation is subject, a director or officer of the Corporation must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Corporation. Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis. The Corporation is dedicated to the maintenance of good corporate governance and ethical business conduct. In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Corporation’s internal control and management function.

6.           Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination

The Corporate Governance and Nominating Committee maintains the responsibility for recruiting new directors. In assessing new candidates for nomination, the Committee will consider: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills each new nominee will bring to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

As described above, the Corporate Governance and Nominating Committee assesses new candidates in accordance with specific criteria. The Committee is composed entirely of independent directors.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee maintains the responsibility for recruiting new directors. In addition to the responsibilities set out above, the Committee also has responsibility for the assessment of the competencies and skills of each existing director and to determine the appropriate size of the Board with a view to effective decision making. The Committee periodically reviews the mandate, powers and performance of the Board committees and makes recommendations to the Board.

All of the members of the Corporate Governance and Nominating Committee are independent directors. The Committee met four during the fiscal year ended June 30, 2007.

Chairman:	Thomas I.A. Allen
Members:	Julius Vida Tryon M. Williams

7.           Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Corporation. The Committee’s guiding philosophy is to establish executive compensation based on corporate performance.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All members of the Compensation Committee are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Corporation’s policies for attracting, retaining, developing and motivating senior employees.  The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programmes are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies.  The Corporation’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of Directors.

All of the members of the Compensation Committee are unrelated and non-executive directors of the Corporation.  The Compensation Committee met nine times during the fiscal year ended June 30, 2007.

Chairman:	Mark Entwistle
Members:	Thomas I.A. Allen James Barrett John Freidman

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

In June 2007, the Corporation retained the firm of Lyons Beneson and Company to perform a review of executive compensation.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s three standing committees are the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee.

9.           Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe dhow the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the Board committees. In addition, the Corporate Governance and Nominating Committee meets separately to assess the effectiveness of the Board and its committees.

SCHEDULE “D”

YM BIOSCIENCES INC.

Mandate of the Board of Directors

Introduction

The term “Corporation” herein shall refer to YM Biosciences Inc. and the term “Board” shall refer to the board of directors of the Corporation.  The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation.  The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Corporation as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business and delegates responsibility to the Corporation’s senior officers for day-to-day management of the Corporation. The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.  In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.           The Board has the responsibility for approving the appointment of the Chief Executive Officer of the Corporation (the “CEO”), the President of the Corporation, and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance and Nominating Committee and the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Corporation.

2.           The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.           The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.           The Board will respond to recommendations received from the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chairman of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.           The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains it oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.           The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

7.           The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

8.           The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.           The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

10.           The Board is responsible for:

(a)           adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b)           taking action when Corporation performance falls short of its goals or other special circumstances warrant.

11.           The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.           The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13.           The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

14.           The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

15.           The Board is responsible for:

(a)           developing the Corporation’s approach to corporate governance, including developing a set of corporate governance guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)           approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

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16.           The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

Communications and Reporting

19.           The Board is responsible for:

(a)           overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)           overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)           taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)           reporting annually to shareholders on its stewardship for the preceding year; and

(e)           overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

20.           The Board is responsible for:

(a)           developing position descriptions for the Chairman of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

(b)           approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)           developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

21.           The Board is responsible for:

(a)           ensuring that all new directors receive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)           providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

22.           In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)           considering what competencies and skills the Board, as a whole, should possess;

(b)           assessing what competencies and skills each existing director possesses; and

(c)           considering the appropriate size of the Board, with a view to facilitating effective decision making.

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In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance and Nominating Committee.

Board Evaluation

24.           The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution.  An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Chairman of the Board

26.           The chairman of the Board together with the lead director, if any, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Corporation’s business.

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